Exhibit 99.1

Inspira Achieves above 99% Gas Exchange Efficiency in VORTX™ Technology In Vivo Animal Testing

RA’ANANA, Israel, April 23, 2025 -- Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”), a pioneer in innovative life-support and diagnostic technologies, today announced a major milestone achievement in the in-vivo testing of its next-generation VORTX™ technology. This breakthrough innovation is uniquely designed to oxygenate blood effectively without the trauma associated with conventional hollow fiber technologies. The in vivo testing achieved above 99% gas exchange target at a defined flow rate.

The VORTX technology, slated for integration into Inspira’s pipeline, including the INSPIRA ART500, aims to transform acute respiratory care, providing an advanced alternative for patients who might otherwise require invasive mechanical ventilation. The distinctive design of the VORTX is meant to ensure a zero-pressure difference during the oxygenation process, potentially reducing levels of harmful blood trauma— a prevalent limitation in traditional fiber-based oxygenators.

This critical in-vivo experiment was conducted with an 80 kg swine was conducted at the renowned Institute of Animal Research, Israel’s premier large-animal preclinical research facility, as part of an Israeli Innovation Authority (“IIA”)-funded initiative. The trial successfully confirmed prior lab-based findings, demonstrating proof-of-concept, scalability, and validating Inspira’s continued progress toward its key development objectives.

“We are extremely proud to achieve this major technological milestone,” stated Dagi Ben-Noon, Chief Executive Officer of Inspira Technologies. “I believe that the VORTX technology represents a significant leap forward in blood oxygenation, and successfully achieving this milestone within an IIA-funded framework underscores our team’s innovative capabilities and strengthens our commitment to advancing life-support technology.”

Inspira plans to further evaluate and refine the VORTX oxygen delivery technology, with additional results and development updates anticipated in the near future.

About Inspira Technologies

Inspira Technologies is developing innovative respiratory support and diagnostics technologies. The Company’s flagship INSPIRA ART500 system also known as the INSPIRA ART aims to revolutionize critical care by enabling patients to remain awake during treatment while stabilizing oxygen levels without mechanical ventilation. The FDA-cleared INSPIRA ART100 system has received regulatory approvals for Cardiopulmonary Bypass procedures in both the U.S. and for Cardiopulmonary Bypass procedures and Extra Corporeal Membrane Oxygenation in Israel. The Company’s HYLA™ blood sensor technology is designed to provide continuous, real-time blood monitoring without the need for blood draws. The Company’s pipeline products, including the INSPIRA ART500, and HYLA blood sensor, are currently in development and have not yet received regulatory approval.

For more information, please visit our corporate website at https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of the products and designs of the Company’s products and technologies, including its VORTX technology, the believe that the VORTX™ technology represents a significant leap forward in blood oxygenation, and successfully achieving this milestone within an IIA-funded framework underscores its innovative capabilities and strengthens its commitment to advancing life-support technology, its plan to evaluate and refine the VORTX technology and that it expects to share additional results and development updates in the near future. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

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